

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 15, 2017

Sidney Xuande Huang
Chief Financial Officer
JD.com Inc.
20th Floor Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People's Republic of China

Re: JD.com Inc.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed May 1, 2017
File No. 1-36450

Dear Mr. Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Z. Julie Gao, Partner, Skadden, Arps, Slate, Meagher & Flom LLP